Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of February 25, 2020, is made by and among Super ROI Global Holding Limited, a BVI business company incorporated with limited liability under the BVI Business Companies Act 2004 beneficially owned by Mr. Leo Ou Chen (“Leo”) through a trust (“Super ROI”); Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Super ROI (“Parent”); and Jumei International Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Super ROI, Parent and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.01 or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise.

RECITALS

WHEREAS, Super ROI has contributed 50,892,198 Class B Ordinary Shares to Parent prior to the date hereof.

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Parent will commence a tender offer (as it may be amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Parent as of the date hereof for $2 per Class A Ordinary Share, which represents $20 per ADS (the “Offer Price”), subject to reduction for any applicable withholding Taxes, without interest, net to the holder in cash;

WHEREAS, following the consummation of the Offer, in the event that Parent acquires Shares representing at least ninety percent (90%) of the voting power of the then outstanding Shares exercisable in a general meeting of the Company pursuant to the Offer or otherwise in accordance with this Agreement, as soon as practicable following such acquisition, the Parties wish to effect a business combination through a “short-form” merger of Parent with and into the Company in accordance with Part XVI and in particular section 233(7) of the Companies Law, with the Company being the surviving company and becoming a wholly-owned subsidiary of Super ROI (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee of the Company Board consisting solely of independent and disinterested directors of the Company (the “Special Committee”) to review, evaluate and negotiate any offer by Parent to acquire securities of the Company or any other proposal for a business combination transaction with Parent and to recommend or not recommend that the Company Board approve any such offer or other proposal;

WHEREAS, the Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, (ii) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Parent pursuant to the Offer (such recommendation of the Special Committee, the “Special Committee Recommendation”), and (iii) recommended that the Company Board take the Company Board Actions, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, (ii) approved and adopted this Agreement and declared it advisable for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Offer and the Merger (collectively, the “Transactions”), (iii) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, and (iv) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Parent pursuant to the Offer (such recommendation of the Company Board, the “Company Board Recommendation” and, together with the actions of the Company Board in the foregoing clauses (i), (ii) and (iii), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the sole director of each of Super ROI and Parent has (i) approved the execution, delivery and performance by Super ROI and Parent, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Super ROI and Parent, respectively, to enter into this Agreement and to consummate the Transactions and for Parent to enter into the Plan of Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

Definitions and Interpretation

Section 1.01           Certain Definitions. For the purposes of this Agreement, the term:

“ADS” means American Depositary Share, each of which represents ten Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“business days” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means the shares of the Company that are designated as “Class A ordinary shares,” with a par value of $0.00025 per share, and as the context may require also refers, after the Effective Time of the Merger, to the Class A ordinary shares with a par value of $0.00025 per share of the Surviving Company.

“Class B Ordinary Shares” means the shares of the Company that are designated as “Class B ordinary shares,” with a par value of $0.00025 per share, and as the context may require also refers, after the Effective Time of the Merger, to the Class B ordinary shares with a par value of $0.00025 per share of the Surviving Company.

“Company Equity Plans” means, collectively, the Company’s (i) 2011 Global Share Plan, and (ii) 2014 Share Incentive Plan, each as in effect on the date of this Agreement, and as they may be amended from time to time.

“Special Committee Financial Advisor” means Houlihan Lokey (China) Limited.

“Company Governing Documents” means the Company’s Second Amended and Restated Memorandum and Articles of Association as in effect on the date of this Agreement and as they may be amended from time to time.

“Companies Law” means the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

“Company Option” means an option to purchase Class A Ordinary Shares granted under the Company Equity Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“Company RSU” means a restricted share unit granted under the Company Equity Plans in accordance with the terms thereof, whether or not such restricted share unit has become vested on or prior to the Closing Date.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

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“Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (a) 50,892,198 Class B Ordinary Shares held by Parent, (b) any other Shares held by Leo, Super ROI or Parent, the Company or any of their respective Subsidiaries, and (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSUs.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to (a) the authorization, preparation, negotiation, execution and performance of this Agreement; (b) the preparation, printing, filing, and mailing/distribution of the Schedule TO, the Offer Documents, Schedule 13E-3 and Schedule 14D-9; (c) shareholder litigation; (d) the filing of any required notices under any applicable competition or investment Laws; (e) any filings with the SEC; and (f) all other matters related to the closing of the Offer, the Merger and the other Transactions.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Offer, the Merger and the other Transactions; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in GAAP or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity; (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the request or with the consent of Super ROI or Parent and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Offer and the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship resulting therefrom; (f) decline in the price or trading volume of the Shares and/or ADSs (it being understood that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (g) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement; and (i) any reduction in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account), provided that if any Effect described in clauses (a), (b), (c), (d), and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

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“NYSE” means the New York Stock Exchange and any successor thereto.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means August 31, 2020.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, when used with respect to Parent, Super ROI or the Company, the directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent, Super ROI or the Company, as applicable, and their respective Subsidiaries.

“SEC” refers to the Securities and Exchange Commission.

“Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares and/or any one of them as the context may require.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (a) of which (i) at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership; or (b) which is a consolidated variable interest entity (“VIE”) of such Person under GAAP.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, excise, estimated, severance, stamp, occupation, property, unemployment or other taxes, custom duties, fees, assessments or similar charges, together with any interest, penalties and additions to tax imposed by any taxing authority.

“Unaffiliated Security Holders” means all of the holders of Shares and ADSs other than Leo, Super ROI, Parent and their respective Affiliates.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

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Section 1.02            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptance Time	Section 2.01(e)
Agreement	Preamble
Alternative Financing	Section 8.09(b)
Alternative Financing Documents	Section 8.09(b)
Arbitrator	Section 11.08(b)
Base Premium	Section 8.04(d)
Change in the Company Recommendation	Section 7.02(b)
Closing	Section 3.02
Closing Date	Section 3.02
Company	Preamble
Company Board	Recitals
Company Board Actions	Recitals
Company Board Recommendation	Recitals
Company Equity Interests	Section 5.02(a)
Company Group	Section 10.02(d)
Company Termination Fee	Section 10.02(b)
Competing Proposal	Section 7.02(d)
Competition Laws	Section 5.05
Covered Persons	Section 8.04(a)
Debt Commitment Letter	Section 6.05(a)
Debt Financing Source	Section 6.05(a)
Deposit Agreement	Section 4.05
Depositary	Section 4.05
Effective Time	Section 3.03
Enforceability Exceptions	Section 5.03(a)
Expiration Time	Section 2.01(c)(ii)(B)
Financing	Section 6.05(a)
Financing Condition	Annex A
Financing Document	Section 8.09(b)
GAAP	Section 5.06(b)
Governmental Entity	Section 5.05
HKIAC	Section 11.08(b)
HKIAC Rules	Section 11.08(b)
Indemnification Agreements	Section 8.04(a)
Intervening Event	Section 7.02(g)
Intervening Event Termination	Section 7.02(g)
Legal Proceeding	Section 6.06
Leo	Preamble
Merger	Recitals
Merger Consideration	Section 4.02(a)
Minimum Condition	Annex A
Non-Required Remedy	Section 8.02(e)
Offer	Recitals
Offer Conditions	2.01(a)
Offer Documents	Section 2.01(f)
Offer Price	Recitals
Parent	Preamble
Parent Termination Fee	Section 10.02(c)
Parties	Preamble
Party	Preamble
Paying Agent	Section 4.02(a)
Payment Fund	Section 4.02(a)
Per ADS Merger Consideration	Section 4.01(b)
Per Share Merger Consideration	Section 4.01(a)
Plan of Merger	Section 3.03
Required Amount	Section 6.05(c)
Sarbanes-Oxley Act	Section 5.06(a)
Schedule TO	Section 2.01(f)
Schedule 13E-3	Section 2.02(b)
Schedule 14D-9	Section 2.02(b)
SEC Documents	Section 5.06(a)
Securities Act	Section 5.06(a)
Share Certificates	Section 4.02(b)(i)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Super ROI	Preamble
Super ROI Group	Section 10.02(d)
Superior Proposal	Section 7.02(f)
Surviving Company	Section 3.01
Takeover Statute	Section 8.05
Transaction Litigation	Section 8.07
Transactions	Recitals
Uncertificated Shares	Section 4.02(b)(i)

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Section 1.03            Interpretation. Unless the express context otherwise requires:

(a)            the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)            the terms “Dollars” and “$” mean United States Dollars;

(d)            references herein to a specific Section, Subsection, Recital, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Annexes or Exhibits of this Agreement;

(e)            wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)             references herein to any gender shall include each other gender;

(g)            references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)             references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j)             references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k)            references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(l)            The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

The Offer

Section 2.01           The Offer.

(a)            Unless this Agreement shall have been terminated in accordance with Section 10.01, as promptly as practicable after the date of this Agreement, but in no event later than five (5) business days (unless otherwise agreed to by Super ROI and the Company and approved by the Special Committee) following the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Section 2.01(f)), Parent shall (and Super ROI shall cause Parent to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. The obligation of Parent to, and of Super ROI to cause Parent to, accept for payment Class A Ordinary Shares and ADSs tendered pursuant to the Offer will be subject to the satisfaction of each of the conditions set forth in Annex A (the “Offer Conditions”). Super ROI and Parent expressly reserve the right to (i) waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole discretion, (ii) increase the Offer Price payable in the Offer and (iii) make any other changes in the terms and conditions of the Offer, subject, in each case, to the provisions of Section 2.01(b).

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(b)            Parent shall not, and Super ROI shall not permit Parent to, without the prior written consent of the Company (which consent shall have been approved by the Special Committee), (1) decrease the Offer Price or change the form of consideration payable in the Offer, (2) reduce the number of Class A Ordinary Shares and ADSs to be purchased in the Offer, (3) impose conditions to the Offer in addition to those set forth in Annex A, (4) waive or change the Minimum Condition or the Financing Condition, or (5) amend any other term of the Offer in a manner adverse to the Company’s Unaffiliated Security Holders.

(c)            Unless extended as provided in this Agreement or as may otherwise be agreed to by Super ROI and the Company (which agreement shall have been approved by the Special Committee), the Offer shall expire one minute after 11:59 p.m., New York City time, on the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the commencement of the Offer. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Section 10.01:

(i)             in no event shall Parent be permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee) or required to extend the Offer beyond the Outside Date; and

(ii)            subject to the foregoing clause (i):

(A)            if, immediately prior to the then-effective expiration time of the Offer, any of the Offer Conditions (other than any Offer Condition that, by its nature, is to be satisfied only immediately prior to the Acceptance Time) has not been satisfied or, to the extent permitted by this Agreement and applicable Law, waived by Parent (to the extent waivable by Parent), then, Parent may or, at the written request of the Company (which request shall have been approved by the Special Committee), Parent shall (and Super ROI shall cause Parent to), extend the Offer for one or more periods, in consecutive increments of not more than 10 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) each (or such other duration as may be agreed to by Super ROI and the Company (which agreement shall have been approved by the Special Committee)), to permit such Offer Condition to be satisfied; provided that in no event shall Parent be permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee) or required to extend the Offer pursuant to this clause (A) beyond one minute after 11:59 p.m., New York City time, on the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date that all of the Offer Conditions (other than any Offer Condition that, by its nature, is to be satisfied only immediately prior to the Acceptance Time) have been satisfied;

(B)            Parent shall (and Super ROI shall cause Parent to) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or by any rule, regulation or position of NYSE or by any applicable U.S. federal securities law. The time when the Offer expires (taking into account any permitted or required extensions in accordance with this Section 2.01(c)) is referenced herein as the “Expiration Time”.

(d)            Parent shall not (and Super ROI shall cause Parent not to) terminate or withdraw the Offer prior to the Expiration Time unless this Agreement has been terminated in accordance with Section 10.01. Nothing in this Section 2.01 shall impair, limit or otherwise restrict the respective rights of the Company, Super ROI and Parent to terminate this Agreement in accordance with Section 10.01. In the event that this Agreement is validly terminated in accordance with Section 10.01, Parent shall (and Super ROI shall cause Parent to) promptly (and in any event within one business day), irrevocably and unconditionally terminate the Offer. In the event that the Offer is validly terminated, Parent shall not acquire any Class A Ordinary Shares or ADSs pursuant to the Offer and shall cause any tender agent for the Offer acting on its behalf to return, in accordance with applicable Law, any tendered Class A Ordinary Shares or ADSs to the registered holders thereof.

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(e)            Subject to the terms and conditions set forth in this Agreement and to the satisfaction or, to the extent permitted by this Agreement and applicable Law, waiver by Parent of each of the Offer Conditions (to the extent waivable by Parent), Parent shall (and Super ROI shall cause Parent to) (i) accept for payment, promptly after the Expiration Time, all Class A Ordinary Shares and ADSs validly tendered (and not validly withdrawn) pursuant to the Offer (the time at which Class A Ordinary Shares and ADSs are first accepted for payment under the Offer, the “Acceptance Time”) and (ii) promptly pay (or cause the Paying Agent to pay) for such Class A Ordinary Shares and ADSs.

(f)            As promptly as reasonably practicable on the date of commencement of the Offer, Super ROI and Parent shall file with the SEC a combined Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO will contain or incorporate by reference the related offer to purchase, form of letter of transmittal, summary advertisement, if any, and other documents required pursuant to Section 14(d) of the Exchange Act or Regulation 14D, as applicable, pursuant to which the Offer will be made (collectively, together with any amendments or supplements thereto, the “Offer Documents”). Super ROI and Parent shall cause the Offer Documents to be disseminated to holders of Class A Ordinary Shares and ADSs to the extent required by applicable U.S. federal securities laws or the rules and regulations of NYSE. The Company shall promptly furnish to Super ROI and Parent all information concerning the Company that may be required by applicable securities laws or reasonably requested by Super ROI or Parent for inclusion in the Offer Documents. Super ROI, Parent and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading, and Super ROI and Parent further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Class A Ordinary Shares and ADSs, in each case as and to the extent required by applicable federal securities laws or the rules and regulations of NYSE to give effect to the Offer. Super ROI and Parent shall provide the Company and its legal counsel with (i) any comments or other communications, whether written or oral, that the Company or its legal counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or any Offer Document promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in Super ROI’s and Parent’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by using reasonable best efforts to give the Company and its legal counsel the opportunity to participate with Super ROI, Parent and their legal counsel in any substantive discussions or meetings with the SEC.

Section 2.02           Company Action.

(a)            Subject to Section 7.02, the Company hereby consents to the Offer and the inclusion in the Offer Documents of the Company Board Recommendation.

(b)            On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, the “Schedule 14D-9”) and a Transaction Statement on Schedule 13E-3 with respect to the Transactions (together with all amendments and supplements thereto, the “Schedule 13E-3”) containing the Company Board Recommendation and shall disseminate the Schedule 14D-9 and Schedule 13E-3 as required by Rule 14d-9 and Rule 13e-3, respectively, promulgated under the Exchange Act and any other applicable federal securities laws with the Offer Documents. The Company shall also include in the Schedule 14D-9 the opinion of the Special Committee Financial Advisor described in Section 5.09, in its entirety, and a description of such opinion and the financial analysis relating thereto. Super ROI and Parent shall promptly furnish to the Company all information concerning Super ROI and Parent that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9 and/or Schedule 13E-3. The Company, Super ROI and Parent will correct promptly any information provided by any of them for use in the Schedule 14D-9 and/or Schedule 13E-3 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and the Company will take all steps necessary to cause the Schedule 14D-9 and/or Schedule 13E-3, as so corrected, to be filed with the SEC and disseminated to holders of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), in each case as and to the extent required by applicable federal securities laws or the rules and regulations of NYSE. The Company shall give Super ROI and its counsel a reasonable opportunity to review and comment upon the Schedule 14D-9 and/or Schedule 13E-3 and all amendments and supplements thereto prior to their filing with the SEC. The Company shall provide Super ROI, Parent and their legal counsel with (i) any comments or other communications, whether written or oral, that the Company or its legal counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 and/or Schedule 13E-3 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by using reasonable best efforts to give Super ROI, Parent and their legal counsel the opportunity to participate with the Company and its legal counsel in any substantive discussions or meetings with the SEC. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 7.02, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Super ROI or Parent with the opportunity to review or comment on (or include comments proposed by Super ROI or Parent in) the Schedule 14D-9 and Schedule 13E-3, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure if and to the extent only that the Company has terminated this Agreement in accordance with Section 10.01.

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(c)            The Company shall, or shall cause its transfer agent to, furnish Super ROI and Parent with mailing labels or electronic files containing the names and addresses of all record holders of Class A Ordinary Shares and ADSs and with security position listings of Shares held in clearing agency, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Class A Ordinary Shares and ADSs. The Company shall furnish Parent with such additional information, including updated listings and computer files of the Company’s shareholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Class A Ordinary Shares and ADSs, as Super ROI or Parent may reasonably request, all at Super ROI’s expense. The Company, Super ROI and Parent agree to disseminate the Offer Documents, the Schedule 13E-3 and the Schedule 14D-9 to the holders of Class A Ordinary Shares and ADSs together in the same mailing or other form of distribution. Subject to the requirements of applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Super ROI and Parent shall keep the information contained in such labels, listings and files confidential.

ARTICLE III

The Merger

Section 3.01           The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement (to the extent waivable by the Company or Parent, as the case may be), and in accordance with the Companies Law, at the Effective Time, Parent shall be merged with and into the Company through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Law, pursuant to which no special resolution of the shareholders of the Company is required if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. Upon the Merger, Parent will cease to exist, with the Company being the surviving company resulting from the Merger (the Company, as the surviving company, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will be a wholly-owned subsidiary of Super ROI.

Section 3.02            Closing. The closing of the Merger (the “Closing”) will take place at 10:00 AM, New York time, at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on no later than the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in Article IX to be satisfied or, if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Super ROI. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 3.03            Effective Time. On the Closing Date, the Company and Parent shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”), substantially in form of Exhibit A hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by section 233 of the Companies Law; and (b) make any other filings, recordings or publications required to be made by the Company or Parent under the Companies Law in connection with the Merger. The Merger shall become effective on the date specified in the Plan of Merger (such date being hereinafter referred to as the “Effective Time”).

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Section 3.04           Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Company and Parent shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Company and Parent, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts, and liabilities of each of the Company and Parent.

Section 3.05            Directors and Officers. The Parties hereto shall take all actions necessary so that (a) the directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, in each case, unless otherwise determined by Super ROI prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

Section 3.06            Governing Documents. Without any further action on the part of the Parties hereto, the memorandum and articles of association in the form of Annex 2 to the Plan of Merger attached hereto shall be the memorandum and articles of the Surviving Company at the Effective Time.

Section 3.07            No Shareholder Vote. Each of the Parties hereto acknowledges and agrees that, because the Merger is a “short-form” merger under section 233(7) of the Companies Law, no vote of the shareholders of the Company is required to approve this Agreement or authorize, approve or consummate the Transactions, including the Merger, and that no such vote will be held.

Section 3.08            No Dissenter’s Rights. Each of the Parties hereto acknowledges and agrees that, because the Merger is a “short-form” merger under section 233(7) of the Companies Law, no vote of the shareholders of the Company to approve this Agreement, the Plan of Merger, or the Merger is required to effect the Merger and no such vote will be held. Section 238 of the Companies Law provides a procedure for exercising dissenters’ rights in the case of a “long-form” merger. However, because the Merger is a “short-form” merger, the terms of Section 238 of the Companies Law do not apply to holders of the Shares, including Shares represented by ADSs in connection with the Merger.

ARTICLE IV

Treatment of Securities

Section 4.01      Treatment of Shares and ADSs. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of Super ROI, Parent, the Company, or the holders of any securities of the Company:

(a)            Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive $2 in cash per Share without interest (subject to adjustment pursuant to Section 4.01(d)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor in accordance with Section 4.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b)            Treatment of American Depositary Shares. Each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled in exchange for the right to receive $20 in cash per ADS without interest (subject to adjustment pursuant to Section 4.01(d)) (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply. The Per ADS Merger Consideration shall be paid to the Depositary (in consideration for the cancellation of the Class A Ordinary Shares underlying the ADSs) and distributed by the Depositary to the holder of such ADSs in accordance with this Agreement and the Depositary Agreement. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares) shall no longer be outstanding and shall be automatically cancelled and retired, and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration therefor in accordance with Section 4.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

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(c)            Treatment of Excluded Shares.

(i)            all the Class A Ordinary Shares acquired and then held by Parent in the Company and the one ordinary shares of a par value of $0.00025 each of Parent held by Super ROI that were issued and outstanding immediately prior to the Effective Time shall be converted into 100,628,746 Class A ordinary shares of the Surviving Company, all of which shall be registered in the name of Super ROI, being the sole shareholder of Parent immediately prior to the Effective Time.

(ii)            All 50,892,198 Class B Ordinary Shares in the Company held by Parent that are issued and outstanding immediately prior to the Effective Time shall be converted into 50,892,198 Class B Ordinary Shares in the Surviving Company, all of which shall be registered in the name of Super ROI, being the sole shareholder of Parent immediately prior to the Effective Time.

(iii)            Other than the Class A Ordinary Shares and Class B Ordinary Shares in the Company held by Parent, which shall be converted in accordance with sub-paragraphs (i) and (ii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration at the Effective Time.

(d)            Adjustment to Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable.

Section 4.02           Payment for Securities; Surrender of Certificates.

(a)            Payment Fund. Prior to the Effective Time, Super ROI shall select and appoint a bank or trust company to act as paying agent (the “Paying Agent”) for the purpose of (i) making payments to the holders of Class A Ordinary Shares and ADSs entitled to receive the Offer Price pursuant to Section 2.01 and (ii) making payments pursuant to Section 4.01(a), Section 4.01(b), Section 4.03(a) and Section 4.03(c) (collectively, the “Merger Consideration”, together with the aggregate Offer Price, the “Payment Fund”). At or prior to the Effective Time, Super ROI shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs, cash in immediately available funds in an amount sufficient to pay the Payment Fund. The Payment Fund shall not be used for any other purpose and, in the event that the Payment Fund shall at any time be insufficient to make the payments of the Offer Price or the Merger Consideration contemplated by this Agreement, Parent shall, or shall cause one of its Affiliates to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments.

(b)            Procedures for Surrender.

(i)            Promptly following the Effective Time, the Surviving Company shall cause the Paying Agent to mail (and make available for collection by hand) to each person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 4.01(a): (x) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected), and (y) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.02(e)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required to receive the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.02(e)) for cancellation or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares, and the Share Certificates so surrendered shall forthwith be cancelled.

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(ii)            Prior to the Effective Time, Super ROI and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs (and the underlying Class A Ordinary Shares). The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement).

(iii)            If payment of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer, and (B) the Person requesting such payment has paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iv)            Except for Shares and ADSs referred to in Section 4.01(c), until surrendered as contemplated by this Section 4.02, each Share Certificate, Uncertificated Share and ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article IV and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c)            Register of Members of the Company; No Further Ownership Rights in Shares. At the Effective Time, the register of members of the Company shall be closed for the registration of transfers of Shares. From and after the Effective Time, the holders of Shares or ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein.

(d)            Termination of Merger Consideration; No Liability. At any time following six (6) months after the Effective Time, Super ROI shall be entitled to require the Paying Agent to deliver to it any portion of the Merger Consideration (including any interest received with respect thereto) that has not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Share Certificates or Uncertificated Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Super ROI (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Share Certificates or Uncertificated Shares and compliance with the procedures in Section 4.02(b). Notwithstanding the foregoing, none of the Surviving Company, Super ROI or the Paying Agent shall be liable to any holder of a Share Certificate, Uncertificated Share or ADS for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(e)            Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, (upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate) the applicable Merger Consideration payable in respect thereof pursuant to Section 4.01 hereof, including any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 4.03            Treatment of Equity Awards.

(a)            Treatment of Vested Company Options. Each Company Option granted under a Company Equity Plan that is fully vested and outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such vested Company Option, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the Exercise Price, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company Option, which amount shall be paid as promptly as practicable following the Effective Time by the Surviving Company; provided that, if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(b)            Treatment of Unvested Company Options. Each Company Option granted under a Company Equity Plan that is not vested and is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such unvested Company Option, for no consideration.

(c)            Treatment of Vested Company RSU. Each Company RSU granted under a Company Equity Plan that is fully vested and outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such vested Company RSU, and immediately converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company RSU, which amount shall be paid as promptly as practicable following the Effective Time by the Surviving Company.

(d)            Treatment of Unvested Company RSUs. Each Company RSU granted under a Company Equity Plan that is not vested and is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such unvested Company RSU, for no consideration.

Section 4.04           Withholding. Each of Super ROI, Parent, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be (without double counting), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. In the event that Super ROI, the Surviving Company, Parent, the Paying Agent, or the Depositary (or any other Person that has a withholding obligation pursuant to this Agreement) determines prior to the Closing that any such deduction or withholding is required to be made from any consideration payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other Parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the Parties hereto shall consult with each other in good faith regarding such determination. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options, or Company RSUs in respect of which such deduction and withholding was made.

Section 4.05            Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement, dated May 15, 2014, between the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

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ARTICLE V

Representations and Warranties of the Company

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the SEC Documents filed or furnished prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure; and (b) for any matters with respect to which Leo has actual knowledge, after due inquiry, as an inducement to Super ROI and Parent to enter into this Agreement. Subject to the foregoing, the Company represents and warrants to Super ROI and Parent that:

Section 5.01            Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (i) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization; and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had (and would not reasonably be expected to have) a Material Adverse Effect. The Company is in material compliance with the terms of the Company Governing Documents.

Section 5.02            Capitalization.

(a)            The authorized share capital of the Company is $250,000 divided into 1,000,000,000 shares comprising of (i) 840,000,000 Class A Ordinary Shares, (ii) 60,000,000 Class B Ordinary Shares and (iii) 100,000,000 shares of a par value of $0.00025 each of such class or classes (however designated) as the Company Board may determine in accordance with the Company Governing Documents. As of the date hereof, (A) 63,255,412 Class A Ordinary Shares are issued and outstanding (excluding 36,346,294 Class A Ordinary Shares held in treasury by the Company and 1,027,040 Class A Ordinary Shares held under the name of the Company and reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of outstanding Company Options and Company RSUs) and (B) 50,892,198 Class B Ordinary Shares are issued and outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except for Company Options and Company RSUs to acquire 1,604,261 Class A Ordinary Shares outstanding under the Company Equity Plans, and except for the contractual arrangements in relation to VIEs, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of (or other equity interest in) the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”); or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of (or other Company Equity Interests in) the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries. Annex B sets forth information with respect to each outstanding Company Option and Company RSU, including a description of the holders thereof, the number of Shares subject to such awards, the vesting schedule applicable to each such award that is not fully vested as of the date hereof, and the exercise price thereof to the extent applicable. The Company has delivered to Super ROI, prior to the execution of this Agreement, true and complete copies of forms of award agreements with respect to Company Options and Company RSUs, respectively. Each Company Option and Company RSU was granted in all material respects in accordance with the terms and conditions of the relevant Company Equity Plan and in compliance with the rules and regulations of the NYSE. All Shares to be issued in connection with the Company Options and Company RSUs, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

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(b)            Except for the contractual arrangements in relation to VIEs, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of (or other equity interest in) the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company on any matters related to the Company.

Section 5.03           Authorization; Validity of Agreement; Company Action.

(a)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. Assuming the Transactions are consummated in accordance with section 233(7) of the Companies Law, no vote of the shareholders of the Company is required to adopt this Agreement or authorize, approve or consummate the Transactions, including the Offer and the Merger, and that no such vote will be held, other than the approval of the Company Board (upon recommendation of the Special Committee) as contemplated herein. This Agreement, assuming due and valid authorization, execution and delivery hereof by Super ROI and Parent, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(b)            The Special Committee has been duly designated and, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and (ii) made the Special Committee Recommendation. As of the date of this Agreement, the foregoing determinations and recommendations have not been rescinded, modified or withdrawn in any way.

(c)            At a meeting duly called and held, the Company Board, based on the Special Committee Recommendation, has (i) determined that this Agreement and the Transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its shareholders, (ii) approved and adopted this Agreement and declared it advisable for the Company to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Offer and the Merger, (iii) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions contemplated hereby, (iv) resolved that the Merger shall be governed by, and effected pursuant to, section 233(7) of the Companies Law and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (v) made the Company Board Recommendation, in each case, on the terms and subject to the conditions set forth in this Agreement. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 5.04            Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and the consummation of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (b) approved and declared advisable the Offer, the Merger, the other Transactions, this Agreement and the Plan of Merger; and (c) taken all actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including completion of the Merger as of the Effective Time.

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Section 5.05            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries; (b) require any filing by the Company or any of its Subsidiaries with (or the obtaining of any permit, authorization, consent or approval of) any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iii) filing, permits, authorizations, consents and approvals as may be required under any applicable competition Law or applicable investment Law (collectively, “Competition Laws”); (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Transactions; (v) such filings as may be required under the rules and regulations of NYSE; or (vi) such filings as may be required in connection with state and local transfer Taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which the Company or any Subsidiary is a party; or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions.

Section 5.06            SEC Documents and Financial Statements.

(a)            The Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2018 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect; and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b)            All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)            As of the date hereof, the Company has not received any comments from the staff of SEC with respect to any of the SEC Documents that remain unresolved, nor has it received any inquiry or information request from the staff of the SEC as of the date of this Agreement as to any matters affecting the Company that has not been adequately addressed.

Section 5.07            Absence of Certain Changes. Except as contemplated by this Agreement, since January 1, 2019 through the date hereof, (a) the Company has conducted its business in the ordinary course consistent with past practice in all material respects, and (b) (i) no Effects have occurred which, individually or in the aggregate, have had (or would reasonably be expected to have) a Material Adverse Effect and (ii) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.

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Section 5.08           Information in the Offer Documents, Schedule 14D-9 and Schedule 13E-3. The information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, when distributed or disseminated to the Company’s shareholders, and at the scheduled expiration of the Offer (or any extension thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Schedule 13E-3 (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of Rule 14d-9 and Rule 13e-3 of the Exchange Act, Regulation M-A and any other applicable federal securities Laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s shareholders, and at the scheduled expiration of the Offer (or any extension thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 or the Schedule 13E-3 based on information supplied to the Company by or on behalf of Super ROI or Parent in writing expressly for inclusion therein.

Section 5.09            Opinion of Financial Advisor. The Special Committee has received the opinion of the Special Committee Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs pursuant to the Offer and the Merger, as applicable, is fair, from a financial point of view, to such holders.

Section 5.10           Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Special Committee Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Offer, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 5.11            No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Super ROI or Parent in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

ARTICLE VI

Representations and Warranties of Super ROI and Parent

Super ROI and Parent, jointly and severally, represent and warrant to the Company that:

Section 6.01            Organization and Qualification; Subsidiaries. Each of Super ROI and Parent (i) is a company duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Super ROI and Parent is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions.

Section 6.02           Parent. As of the date of this Agreement all of the issued and outstanding share capital of Parent is, and immediately prior to the Effective Time will be, owned by Super ROI, free and clear of any lien other than liens that would not reasonably be expected to (individually or in the aggregate) prevent, delay or impede or impair the ability of Super ROI or Parent to consummate the Transactions. Parent was formed solely for the purpose of engaging in the Transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 6.03           Authorization; Validity of Agreement; Super ROI Action. Each of Super ROI and Parent has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Offer, the Merger and the other Transactions. The execution, delivery and performance by each of Super ROI and Parent of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by the respective sole directors of Super ROI and Parent, and no other corporate action on the part of Super ROI or Parent is necessary to authorize the execution and delivery by Super ROI and Parent of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the Companies Law with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Super ROI and Parent and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Super ROI and Parent enforceable against Super ROI and Parent in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

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Section 6.04            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Super ROI or Parent, the consummation by Super ROI or Parent of the Transactions or compliance by Super ROI or Parent with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Super ROI or Parent; (b) require any filing by Super ROI or Parent with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iii) filings, permits, authorizations, consents and approvals as may be required under any applicable Competition Law; (iv) such filings with the SEC as may be required to be made by Super ROI and Parent in connection with this Agreement and the Transactions; (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Transactions; or (vi) such filings as may be required in connection with state and local transfer Taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which Super ROI or Parent is a party; or (d) violate any Order or Law applicable to Super ROI, Parent or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals; (B) any failure to make such filings; or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Super ROI and Parent to consummate the Transactions.

Section 6.05            Available Funds and Financing.

(a)            Super ROI has delivered to the Company a true and complete copy of a commitment letter, dated as of February 25, 2020, from Tiga Investments Pte. Ltd. (the “Debt Financing Source”) (the “Debt Commitment Letter”), pursuant to which the Debt Financing Source has committed to lend the amounts set forth therein to Leo, Super ROI and Parent (the “Financing”) for the purposes set forth therein, subject to customary conditions.

(b)            As of the date hereof, (i) the Debt Commitment Letter in the form delivered to the Company is in full force and effect and is the legal, valid and binding obligation of Leo, Super ROI and Parent (subject to the Enforceability Exceptions) and, to the knowledge of Super ROI and Parent, the other parties thereto (subject to the Enforceability Exceptions); and (ii) the lending commitment of the Debt Financing Source contained in the Debt Commitment Letter has not been withdrawn or rescinded. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter.

(c)            Assuming (i) the Financing is funded in accordance with the Debt Commitment Letter, and (ii) the satisfaction of the Offer Conditions or the waiver thereof in accordance with this Agreement and the Offer Documents, at the Closing, after taking into account the Financing, cash on hand of Super ROI, Parent, the Company and its Subsidiaries, available lines of credit and other sources of immediately available funds available to Super ROI and Parent, Super ROI and Parent will have funds sufficient to pay all of Super ROI’s and Parent’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and all fees and expenses expected to be incurred in connection therewith (such amount, the “Required Amount”). The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder, as applicable, to make the Financing available to Super ROI or Parent on the terms and conditions therein. As of the date hereof, neither Super ROI nor Parent has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Commitment Letter or that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Super ROI or Parent at the time required to consummate the Offer. There are no side letters or other oral or written contracts to which Super ROI, Parent or any of its Affiliates is a party imposing conditions upon the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Debt Commitment Letter.

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Section 6.06            Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”) pending (or to Super ROI’s knowledge, threatened) against Super ROI or Parent that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions. Neither Super ROI nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger.

Section 6.07            Brokers; Expenses. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Super ROI, Parent or any of their Subsidiaries.

Section 6.08            Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Super ROI and Parent has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Super ROI and Parent has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. Super ROI and Parent each acknowledge and agree that, except for the representations and warranties expressly set forth in Article V of this Agreement, (a) the Company does not make (and has not made) any representations or warranties relating to itself or its business or otherwise in connection with the Transactions, and Super ROI and Parent are not relying on any representation or warranty except for those expressly set forth in this Agreement; (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Super ROI or Parent as having been authorized by such party; (c) any estimates, projections, predictions, forecasts, plans, budgets, assumptions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Super ROI, Parent or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article V of this Agreement; and (d) there are uncertainties inherent in attempting to make the estimates, projections, predictions, forecasts, plans, budgets and assumptions referred to in clause (c) and Super ROI and Parent are taking full responsibility for making their own evaluation of the adequacy and accuracy of such estimates, projections, predictions, forecasts, plans, budgets and assumptions so furnished to them (including the reasonableness of the assumptions underlying such information), and that neither Super ROI nor Parent is relying on any estimates, projections, predictions, forecasts, plans, budgets or assumptions, data, memoranda or presentations furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Super ROI nor Parent may hold any such Person liable with respect thereto, other than for fraud in connection therewith.

Section 6.09            Ownership of Company Shares. As of the date hereof, other than as a result of this Agreement and the 50,892,198 Class B Ordinary Shares, neither Super ROI nor Parent beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Share or other Company Equity Interest.

Section 6.10           Buyer Group Contracts. Other than this Agreement, the Debt Commitment Letter, there are no agreements, arrangements or understandings (whether oral or written) (i) between Super ROI, Parent or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company, on the other hand, that relate in any way to the Transactions (other than any agreements, arrangements or understandings entered into after the date hereof that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Super ROI or Parent is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests of a different amount or nature than the consideration that is provided in this Agreement.

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Section 6.11           Information in the Offer Documents, Schedule 14D-9 and Schedule 13E-3. The information supplied by Super ROI and Parent to the Company in writing expressly for inclusion or incorporation by reference in the Schedule 14D-9 and Schedule 13E-3 (and any amendment thereof or supplement thereto) will not, when filed with the SEC, when distributed or disseminated to the Company’s shareholders, and at the scheduled expiration of the Offer (or any extension thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Offer Documents (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of Section 14(d) of the Exchange Act, Regulation 14D and any other applicable federal securities Laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s shareholders, and at the scheduled expiration of the Offer (or any extension thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that neither Super ROI nor Parent makes any representation or warranty with respect to statements made in the Offer Documents based on information supplied to Super ROI or Parent by or on behalf of the Company in writing expressly for inclusion therein.

Section 6.12            No Other Representations or Warranties. Except for the representations and warranties set forth in this Article VI, none of Super ROI, Parent or any other Person makes any express or implied representation or warranty with respect to Super ROI, Parent or with respect to any other information provided to the Company in connection with the Transactions. Super ROI and Parent hereby disclaim any other express or implied representations or warranties. Neither Super ROI nor Parent is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of Super ROI or any of its Subsidiaries.

ARTICLE VII

Conduct of Business Pending the Merger

Section 7.01           Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.01, except (a) as expressly required by this Agreement; (b) as required by applicable Law; or (c) as consented to in writing by Super ROI (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall (and shall cause its Subsidiaries to,) conduct its business in all material respects in the ordinary course of business and use reasonable best efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors and creditors; (ii) shall (and shall cause its Subsidiaries to), use reasonable best efforts to, keep available the services of their current officers and key employees; (iii) shall not transfer, dispose or create any encumbrance on cash, cash equivalents or marketable securities of the Company or any of its Subsidiaries in an amount exceeding $42,000,000 in a single or a series of transactions; and (iv) shall not (and shall not permit any of its Subsidiaries to) take any action that is intended or would reasonably be expected to, result in any of the Offer Conditions or conditions to the Merger set forth in Article IX not being satisfied or fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

Section 7.02            Non-Solicit.

(a)            Except as otherwise permitted by this Section 7.02, the Company shall, and shall cause each of its Subsidiaries and direct each of their respective Representatives acting in such capacity to, (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to or for the purpose of encouraging or facilitating a Competing Proposal; (ii) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) from the date hereof until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with Article X, not, directly or indirectly, (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person nonpublic information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

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(b)            Except as otherwise permitted by this Section 7.02, neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer, or change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner adverse to Super ROI or Parent, the Company Board Recommendation or Special Committee Recommendation (a “Change in the Company Recommendation”).

(c)            The Company shall notify Super ROI promptly (but in no event later than forty-eight (48) hours) after its receipt of any Competing Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Super ROI. Such notice shall be in writing, and shall indicate the identity of the Person making the Competing Proposal, inquiry or request and all material terms and conditions of such Competing Proposal, inquiry, request or offer. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Super ROI in accordance with this Section 7.02.

(d)            As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Super ROI and Parent) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions

(e)            Notwithstanding the foregoing provisions of this Section 7.02, if, at any time on or after the date hereof and prior to the Closing, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof and did not arise or result from a breach of this Section 7.02, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to a confidentiality agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal, or effect a Change in the Company Recommendation, recommend a Superior Proposal, authorize the Company to terminate this Agreement and/or enter into a definitive agreement with respect to such Superior Proposal, provided that the Company shall provide the Super ROI and Parent a written notice advising the material terms and conditions of such Superior Proposal and consider in good faith any modifications or adjustments regarding this Agreement proposed by Super ROI and Parent.

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(f)            As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account all legal, regulatory and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the Company and the Unaffiliated Security Holders than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Super ROI in response to such proposal or otherwise) and is otherwise reasonably capable of being completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”; provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent.

(g)            Notwithstanding any other provision of this Agreement, prior to the Closing, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation and direct the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be covered by the other provisions hereof) (such a termination, the “Intervening Event Termination”) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”), provided, that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Competing Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) or (y) any change in the price, or change in trading volume, of the Class A Ordinary Shares or the ADSs (provided, however, that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board has first reasonably determined in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, (iii) five (5) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such five (5) business day period, the Company has considered and, if requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) business day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

ARTICLE VIII

Additional Agreements

Section 8.01           Access; Confidentiality; Notice of Certain Events.

(a)            From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 10.01, and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give Super ROI and its authorized Representatives, reasonable access during normal business hours to all of the Company’s contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties; provided that all such access shall be coordinated through the Company or its Representatives. Any information provided pursuant to this Section 8.01 shall be kept confidential. However, the Company shall not be required to provide access to (or disclose) information, to the extent such access or disclosure would (i) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries; (ii) unreasonably interfere with the Company’s or any of its Subsidiaries’ business operations; (iii) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or obligations; or (iv) violate any of its obligations with respect to confidentiality (provided that, in the case of each of (i) through (iv), the Company shall use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements).

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(b)            The Company shall give prompt written notice to Super ROI, and Super ROI shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Super ROI; (ii) of any Legal Proceeding commenced or (to any Party’s knowledge) threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction; or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate would (or would reasonably be expected to) prevent, materially delay or materially impede the ability of Super ROI or Parent to consummate the Transactions in accordance with the terms of this Agreement, or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article IX.

Section 8.02           Efforts; Consents and Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable; (ii) obtain (or cause their Affiliates to obtain) from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Super ROI or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided, that the Parties will cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Entity is required in connection with the consummation of the Merger and the other Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Super ROI will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)            The Parties will give (or will cause their respective Affiliates to give) any notices to third parties, and use (and cause their respective Affiliates to use) their reasonable best efforts to obtain any third-party consents necessary or required to consummate the Transactions.

(c)            Without limiting the generality of anything contained in this Section 8.02, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to any of the Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Offer and the Merger. Each Party will consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any of the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each Party will permit (and will cause its Affiliates to permit) authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

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(d)            To the extent it is determined by the Parties in good faith that any filings or submissions are required to be made with respect to the Transactions under any applicable Competition Laws to any competent Governmental Entity, each of Super ROI, Parent and the Company will (and will cause its Affiliates to) (i) make, and cooperate and coordinate with each other in the making of, such filings or submissions as promptly as practicable with or to each such competent Governmental Entity; (ii) supply each other or each other’s outside counsel with any information that may be required or requested by any such Governmental Entity in connection with such filings or submissions; (iii) supply any additional information that may be required or requested by such Governmental Entity in which any such filings or submissions are made under any such applicable Competition Laws as promptly as practicable; and (iv) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any such applicable Competition Laws as soon as reasonably practicable.

(e)            Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Super ROI or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the material assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Super ROI’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any material interest therein, or Super ROI’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company in any material respect (any of the actions referred to in this Section 8.02(e), a “Non-Required Remedy”).

Section 8.03            Publicity. Promptly following the execution and delivery hereof, each Party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Super ROI. Promptly following the execution and delivery hereof, each Party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Super ROI and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and (b) neither Super ROI nor the Company shall issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other Party (and, in the case of any such action by Super ROI, the consent of the Special Committee); provided that the restrictions set forth in this Section 8.03 shall not apply to any release or public statement (i) required by applicable Law or any applicable listing authority (in which case the Parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure and consider in good faith any comments proposed by such other Party and (y) to the extent reasonably practicable, cooperate (at the other Party’s expense) in connection with the other Party’s efforts to obtain a protective order), or (ii) made or proposed to be made by the Company in compliance with Section 8.03 with respect to the matters contemplated by Section 8.03 (or by Parent in response thereto). Notwithstanding the foregoing, the Parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.

Section 8.04            Directors’ and Officers’ Insurance and Indemnification.

(a)            Super ROI shall, and shall cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

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(b)            Without limiting the provisions of Section 8.04(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Super ROI shall, and shall cause the Surviving Company to, comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Super ROI and the Surviving Company (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Super ROI or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 8.04(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c)            For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), the organizational and governing documents of the Surviving Company shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d)            For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Super ROI shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Super ROI may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Super ROI shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Super ROI shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Super ROI at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

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(e)            Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Legal Proceeding which may result in the payment or advancement of any amounts under Section 8.04, the organizational and governing documents of the Company or any of its Subsidiaries, or any Indemnification Agreements, the person seeking indemnification shall promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Legal Proceeding and, at its option, assume the defense of such Legal Proceeding. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Legal Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Legal Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Legal Proceeding pursuant to this Section 8.04(e), neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Legal Proceeding.

(f)            In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Super ROI’s option, Super ROI, shall assume the obligations set forth in this Section 8.04.

(g)            The provisions of this Section 8.04 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of this Section 8.04 and shall be entitled to enforce the provisions of this Section 8.04. All rights under this Section 8.04 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 8.05           Takeover Statutes. The Parties and their respective boards of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or any other similar Law enacted under any Laws applicable to the Company other than the Companies Law (each, a “Takeover Statute”) is or becomes applicable to any of the Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Transactions.

Section 8.06           Control of Operations. Without limiting any Party’s rights or obligations under this Agreement (or any Party’s rights as in effect separate and apart from this Agreement), the Parties understand and agree that (a) nothing contained in this Agreement shall give Super ROI, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time; and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 8.07            Security Holder Litigation. The Company shall promptly notify Super ROI of any Legal Proceeding related to this Agreement, the Offer, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (“Transaction Litigation”). The Company shall provide Super ROI a reasonable opportunity to participate, in the defense of any Transaction Litigation, including the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with any Transaction Litigation. Except to the extent required by applicable Law, the Company shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation, without the prior written consent of Super ROI (which consent shall not be unreasonably withheld or delayed).

Section 8.08           Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Super ROI and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Surviving Company from NYSE and the deregistration of the Class A Ordinary Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

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Section 8.09            Financing.

(a)            Subject to the terms and conditions of this Agreement, Super ROI shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to obtain the Financing, including using reasonable best efforts, consistent with the terms of the Debt Commitment Letter, to (i) enter into and maintain in effect a definitive loan agreement as and to the extent contemplated by the Debt Commitment Letter, (ii) obtain the Financing on the terms and conditions described in the Debt Commitment Letter, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding consistent with the Debt Commitment Letter, and (iv) consummate the Financing at or prior to the Effective Time; provided, that Super ROI may amend or modify the Debt Commitment Letter and related definitive loan agreement so long as (A) the aggregate proceeds of the Financing (as amended or modified), together with cash on hand of Super ROI, Parent, the Company and its Subsidiaries, available lines of credit and other sources of immediately available funds available to Super ROI and Parent, will be sufficient for Super ROI and Parent to pay the Required Amount and (B) such amendment or modification would not materially prevent, delay or impede or impair the ability of Super ROI and Parent to consummate the Transactions.

(b)            If Super ROI or Parent becomes aware that any portion of the Financing has become, or is reasonably likely to be, unavailable on the terms and conditions contemplated in the Debt Commitment Letter, (A) Super ROI and Parent shall promptly so notify the Company (in the case of the Financing becoming unavailable), and (B) each of Super ROI and Parent shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to Super ROI and Parent than those contained in the Debt Commitment Letter, in an amount sufficient to consummate the Offer, the Merger and the other Transactions (the “Alternative Financing”), and to enter into new definitive agreements with respect to such Alternative Financing (“Alternative Financing Documents”, together with the Debt Commitment Letter and definitive debt financing agreement substantially on the terms set out in the Debt Commitment Letter, each a “Financing Document”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) business days) after such execution, a true and complete copy of each such Alternative Financing Document (except for customary engagement letters). Any reference in this Agreement to (A) the “Financing” (as defined in Section 6.05(a)) shall be deemed to include the Alternative Financing and any modification to the Debt Commitment Letter pursuant to this Section 8.09, and (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Financing Documents to the extent then in effect) .

(c)            Neither Super ROI nor Parent shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Financing Document without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify the Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Super ROI to consummate the Offer, the Merger and the other Transactions or (B) adversely impact in any material respect the ability of Parent or Super ROI to enforce its rights against the other parties to any Financing Document. Without limiting the generality of the foregoing, neither Parent nor Super ROI shall release or consent to the termination of the obligations of the financing sources under any Financing Document except as expressly contemplated hereby.

(d)            Parent and Super ROI shall (i) prior to the Closing, give the Company prompt notice (A) upon becoming aware of any breach of any provision of, or termination by any party to, any Financing Document, or (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to any Financing Document, and (ii) prior to the Effective Time, otherwise keep the Company informed on a reasonably current basis of the status of Parent and Super ROI’s efforts to arrange the Financing or Alternative Financing.

Section 8.10            Leo Ou Chen, Super ROI or Parent Actions. The Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article V, Article VII and Article VIII hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the direction of Leo, Super ROI or Parent without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Super ROI nor Parent shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article V to the extent Parent, Super ROI, Leo or any Representative thereof that is an executive officer or director of the Company has actual knowledge of such breach or inaccuracy as of the date hereof.

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ARTICLE IX

Conditions to Consummation of the Merger

Section 9.01           Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the conditions (any or all of which may be waived in whole or in part by Super ROI, Parent and the Company, as the case may be, to the extent permitted by applicable Law and this Agreement) that (i) the Acceptance Time shall have occurred on the terms and subject to the conditions set forth herein; (ii) there shall be no Law, statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Super ROI) which prohibits or makes illegal the consummation of the Merger and the other Transactions; and (iii) there shall be no Order or injunction of a court or Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Super ROI) in effect preventing the consummation of the Merger and the other Transactions in any material respect or imposing a Non-Required Remedy.

Section 9.02           Conditions to Obligations of Super ROI and Parent. The obligations of Super ROI and Parent to effect the Merger are also subject to the satisfaction or waiver (in writing) by Super ROI on or prior to the Closing Date of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 5.02(a) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 5.01, Section 5.02 (other than the first two sentences of Section 5.02(a)), Section 5.03, Section 5.04 and Section 5.11 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of the Closing Date; (iii) the representations and warranties of the Company set forth in Section 5.07(b)(i) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made as of the Closing Date; and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii), (iii) and (iv), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (y) in the case of sub-clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect and Super ROI shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect.

(b)            Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Super ROI shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c)            No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

Section 9.03           Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)            Representations and Warranties. The representations and warranties of Super ROI and Parent set forth in this Agreement shall be true and correct at and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Super ROI and Parent to consummate Merger and the other Transactions; and the Company shall have received a certificate signed on behalf of Super ROI and Parent by a duly authorized executive officer of Super ROI and Parent to the foregoing effect.

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(b)            Performance of Obligations of Super ROI and Parent. Super ROI and Parent shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Super ROI and Parent by a duly authorized executive officer of Super ROI and Parent to such effect.

Section 9.04            Frustration of Closing Conditions. None of the Company, Super ROI or Parent may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Merger and the other Transactions as contemplated by this Agreement.

ARTICLE X

Termination

Section 10.01          Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below) only prior to the Effective Time and only as follows:

(a)            by mutual written consent of Super ROI and the Company (acting upon the recommendation of the Special Committee);

(b)            by either the Company (acting upon the recommendation of the Special Committee) or Super ROI if:

(i)            the Acceptance Time has not occurred at or before 5:00 p.m. (New York City time) on the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement is the primary cause of the failure of the Offer to be consummated by the Outside Date;

(ii)            the Expiration Time shall have occurred without Parent having accepted for payment any Class A Ordinary Shares or ADSs validly tendered (and not validly withdrawn) pursuant to the Offer and, at the Expiration Time, any Offer Condition (other than any Offer Condition that, by its nature, is to be satisfied only immediately prior to the Acceptance Time and that, immediately prior to such termination, is reasonably capable of being satisfied immediately prior to the Acceptance Time) has not been satisfied or, to the extent permitted by this Agreement and applicable Law, waived by Parent; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement is the primary cause of the failure of any Offer Condition to be satisfied immediately prior to the Expiration Time; or

(iii)            (A)  prior to the Acceptance Time, there shall be in effect any applicable Law, which shall have become final and non-appealable, or a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order, decree or ruling, in each case that (1) makes the consummation of the Offer illegal or otherwise prohibited or (2) permanently enjoins Parent from consummating the Offer or (B) prior to the Effective Time, there shall be in effect any applicable Law, which shall have become final and non-appealable, or a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order, decree or ruling, in each case that (1) makes the consummation of the Merger illegal or otherwise prohibited or (2) permanently enjoins the Company, Super ROI or Parent from consummating the Merger; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement is the primary cause of the existence of any fact or occurrence described in either of the foregoing clauses (A) and (B);

(c)            by Super ROI,

(i)            if, prior to the Acceptance Time, there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 9.02(a) or Section 9.02(b) not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) business days before the Outside Date); provided that Super ROI shall not have the right to terminate this Agreement pursuant to this Section 10.01(c) at any time that Super ROI or Parent is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

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(ii)            there is a Change in the Company Recommendation;

(d)            by the Company:

(i)            if, prior to the Acceptance Time, Parent shall have (A) failed to commence the Offer within five business days of the latest date on which the Offer was required to be commenced hereunder, (B) terminated the Offer in breach of the terms of this Agreement or (C) made any change to the Offer in material breach of its obligations under Section 2.01; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(i) if the Company’s breach of any provision of this Agreement is the primary cause of the failure of Parent to timely commence the Offer;

(ii)            at any time prior to the Acceptance Time, in order to accept a Superior Proposal and enter into a definitive agreement providing for such Superior Proposal, or as an Intervening Event Termination under Section 7.02(g); provided that payment of the Company Termination Fee pursuant to Section 10.02(b) shall be a condition to the termination of this Agreement by the Company pursuant to this Section 10.01(d)(ii);

(iii)            if there has been a breach by Super ROI or Parent of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 9.03(a) or Section 9.03(b) not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) business days before the Outside Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(iii) at any time that the Company is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iv)            if (i) all of the conditions in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Super ROI that all conditions set forth in Section 9.03 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 9.03, and that the Company is ready, willing and able to complete the Merger, and (iii) Super ROI has failed to effect the Closing within twenty (20) business days following its receipt of the written notice from the Company.

Section 10.02         Effect of Termination.

(a)            In the event of the termination of this Agreement as provided in Section 10.01, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Super ROI, Parent or the Company, except that Section 11.03 through Section 11.11 shall survive such termination; provided, however, nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

(b)            In the event that this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii), the Company shall pay a termination fee to Super ROI in the amount of $2,500,000 (the “Company Termination Fee”) as directed by Super ROI by wire transfer of same day funds within two (2) business days after such termination;

(c)            In the event that this Agreement is terminated by (i) the Company pursuant to Section 10.01(d)(iv) or (ii) Parent or the Company pursuant to Section 10.01(b)(i) and at the time of such termination all conditions set forth in Annex A have been satisfied other than (A) the Minimum Condition or the Financing Condition and (B) conditions that by their nature are to be satisfied at the Acceptance Time but that are capable of being satisfied if the Acceptance Time were to occur on the date of such termination, Parent shall pay a termination fee in the amount of $5,000,000 (the “Parent Termination Fee”) as directed by the Company by wire transfer of same day funds within two (2) business days after such termination;

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(d)            Subject to Section 11.11, in the event that Super ROI and Parent fail to effect the Closing for any reason or no reason or they otherwise breach this Agreement (other than as a result of fraud or Willful Breach) or otherwise fail to perform hereunder (other than as a result of fraud or Willful Breach), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 10.02(c), as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Super ROI or Parent; (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Super ROI or Parent; (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Super ROI or Parent; or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i) - (iv), collectively, the “Super ROI Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach) or failure to perform hereunder (other than as a result of fraud or Willful Breach) or other failure of the Merger or the other Transactions to be consummated (other than as a result of fraud or Willful Breach). For the avoidance of doubt, neither Super ROI nor any other member of the Super ROI Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions, and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Super ROI Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit the Company’s right to equitable relief pursuant to Section 11.11.

(e)            Subject to Section 11.11, Super ROI’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 10.02(b), as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Super ROI Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach), failure to perform hereunder (other than as a result of fraud or Willful Breach), or other failure of the Merger to be consummated (other than as a result of fraud or Willful Breach). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions and in no event shall any of Super ROI, Parent or any other member of the Super ROI Group seek, or permit to be sought, on behalf of any member of the Super ROI Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit Super ROI’s or Parent’s right to equitable relief pursuant to Section 11.11.

ARTICLE XI

Miscellaneous

Section 11.01          Amendment and Modification; Waiver.

(a)            Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, by written agreement of the Parties by action taken (i) with respect to Super ROI and Parent, by or on behalf of their respective sole directors; and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

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(b)            At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 11.02          Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.03          Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 11.04          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Special Committee of the Board of Directors

Jumei International Holding Limited
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China
Attention:      Mr. Sean Shao
Email:            mosswood@139.com

with a copy (which shall not constitute notice) to:

Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong Special Administrative Region
Attention:      Stephanie Tang, Esq.
Email:            Stephanie.Tang@hoganlovells.com

if to Super ROI or Parent, to:

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, the People's Republic of China
Attention:      Mr. Leo Ou Chen
Email:            leochen@jumei.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
Attention:      Peter X. Huang, Esq.
Email:            Peter.Huang@skadden.com

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Section 11.05          Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof has been signed by each of the Parties and delivered to the other Parties.

Section 11.06          Entire Agreement; Third-Party Beneficiaries.

(a)            This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)            Except as provided in Section 8.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each Party, and this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 11.07          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 11.08          Governing Law; Jurisdiction.

(a)            This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of Parent in the Surviving Company; (iii) the cancellation of the Shares (including Shares represented by ADSs); (iv) the fiduciary or other duties of the Company Board and the sole director of Parent; (v) the general rights of the respective shareholders of the Company and Parent; and (vi) the internal corporate affairs of the Company and Parent.

(b)            Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.08(a), any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.08 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(c)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.08, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

Section 11.09          Waiver of Jury Trial. Each Party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.09.

Section 11.10          Assignment. This Agreement may not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Super ROI. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.11          Enforcement; Remedies.

(a)            Except as otherwise provided in this Section 11.11, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 11.11, including the limitations set forth in Section 11.11(c) and Section 11.11(d), it is agreed that any Party shall be entitled to specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction or injunctions to prevent breaches of this Agreement by the other Parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Super ROI’s and/or Parent’s obligations to consummate the Closing or to cause the consummation of the Financing, in addition to any other remedy by law or equity.

(c)            The Parties’ right of specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 11.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 11.11.

(d)            The Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to enforce Super ROI’s or Parent’s obligations to consummate the Closing or cause the Financing to be funded at the Effective Time, shall be subject to the requirements that (i) Super ROI and Parent are required to consummate the Closing pursuant to Section 3.02; (ii) the Company has irrevocably confirmed in writing that if the Financing is funded, then it would take such actions that are within its control to cause the consummation of the Merger and the other Transactions to occur; and (iii) the Financing has not been funded and Super ROI and Parent have not consummated the Merger.

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(e)            If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) business days, or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

Section 11.12          Assignment. This Agreement may not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Super ROI. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

[Signature Page Follows]

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IN WITNESS WHEREOF, Super ROI, Parent, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Super ROI Global Holding Limited

By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited

By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei International Holding Limited

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee of the Board of Directors

Annex A

OFFER CONDITIONS

Notwithstanding any other provision of the Offer, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Class A Ordinary Shares/ADSs promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) Purchaser may, but only to the extent expressly permitted by the Agreement, delay the acceptance for payment for, or the payment for, any Class A Ordinary Shares/ADSs validly tendered and not properly withdrawn, if:

(a)  any of the following conditions has not been satisfied immediately prior to the expiration of the Offer (as extended):

(i)   there shall have been validly tendered and not withdrawn pursuant to the Offer a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other Shares registered in the name of the Parent, constitutes at least 90% of the total voting power represented by the outstanding Shares of exercisable in a general meeting of the Company (the “Minimum Condition”);

(ii)   Super ROI and Parent shall have sufficient fund, after taking into consideration the aggregate proceeds of the Financing (as amended or modified), cash on hand of Super ROI, Parent, the Company and its Subsidiaries, available lines of credit and other sources of immediately available funds available to Super ROI and Parent, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Parent are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”).

(iii)   no Law, statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Super ROI) which prohibits or makes illegal the consummation of the Offer or the Merger;

(iv)   no Order or injunction of a court or Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Super ROI) shall have been in effect preventing the consummation of the Offer or the Merger in any material respect or imposing a Non-Required Remedy;

(v)   (i) the representations and warranties of the Company set forth in the first two sentences of Section 5.02(a) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Acceptance Time as though made as of the Acceptance Time, (ii) the representations and warranties of the Company set forth in Section 5.01, Section 5.02 (other than the first two sentences of Section 5.02(a)), Section 5.03, Section 5.04 and Section 5.11 shall be true and correct in all material respects as of the date hereof and as of the Acceptance Time as though made as of the Acceptance Time; (iii) the representations and warranties of the Company set forth in Section 5.07(b)(i) shall be true and correct in all respects as of the date hereof and as of the Acceptance Time as though made as of the Acceptance Time; and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Acceptance Time as though made as of the Acceptance Time, except (x) in the case of each of clauses (i), (ii), (iii) and (iv), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (y) in the case of sub-clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect;

(vi)   the Company shall have performed or complied in all material respect with all agreements or obligations required to be performed or complied with by it under the Agreement at or prior to the Acceptance Time; and

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(vii)   since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing;

(b)         immediately prior to the expiration of the Offer (as extended), the Agreement shall have been terminated in accordance with Section 10.01;

(c)         immediately prior to the expiration of the Offer (as extended), Parent and the Company shall have agreed that Parent shall terminate the Offer or postpone the acceptance for payment of Class A Ordinary Shares/ADSs thereunder; or

(d)        immediately prior to the Acceptance Time, Super ROI and Parent shall not have received a certificate executed by an authorized executive officer of the Company, dated as of the date on which the expiration of the Offer occurs, certifying that the Offer Conditions specified in the foregoing paragraphs (a)(v) and (a)(vi) have been satisfied.

The foregoing Offer Conditions set forth in this Annex A (other than the Minimum Condition and the Financing Condition) are for the sole benefit of Super ROI and Parent and, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC, may be waived by Parent, in its sole discretion, in whole or in part, at any time. The failure or delay by Super ROI or Parent at any time to exercise any of its rights pursuant to the Agreement shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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Annex B

LIST OF OUTSTANDING COMPANY OPTIONS AND COMPANY RSUS

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _____________________ 2020

BETWEEN

(1)	Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Parent”); and

(2)	Jumei International Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a)            Parent is the registered holder of a total of [insert the number of shares acquired in the tender offer] Class A ordinary shares and 50,892,198 Class B ordinary shares with a par value of $0.00025 each in the issued share capital of the Company which represent [insert the voting power after the tender offer]% of the total votes exercisable at a general meeting of the Company.

(b)            Parent and the Company have agreed to merge (the “Merger”) upon the terms and subject to the conditions set forth in this Plan of Merger and in the Agreement and Plan of Merger dated as of February 25, 2020 by and among Super ROI Global Holding Limited (“Super ROI”), Parent, and the Company, a copy of which is attached hereto as Annex 1 (the “Merger Agreement”), and in accordance with the provisions of Part XVI of the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised of the Cayman Islands) (the “Companies Law”), pursuant to which Parent will merge with and into the Company, Parent will cease to exist, and the Company will continue as the surviving company in the Merger.

(c)            This Plan of Merger is made in accordance with section 233 of the Companies Law and approved pursuant to section 233(7) of the Companies Law, whereby the shareholders of Parent and the Company are not required to approve this Plan of Merger by reason of the Company being a subsidiary company (as defined in section 232 of the Companies Law) of Parent.

IT IS AGREED

1.	Constituent Companies Details:

(a)	The Constituent Companies (as defined in the Companies Law) to the Merger are Parent and the Company.

(b)	The surviving company (as defined in the Companies Law) is the Company, which shall continue to be named Jumei International Holding Limited.

(c)	The registered office of Parent is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered office of the Company is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111. The registered office of the Surviving Company will be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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(d)	Immediately prior to the Effective Time, the authorized share capital of Parent was $50,000 divided into 200,000,000 ordinary shares of a par value of $0.00025 each (the “Parent ordinary shares”), of which one Parent Ordinary Share, which was held by Super ROI, is issued and outstanding.

(e)	Immediately prior to the Effective Time, the authorized share capital of the Company was $250,000 divided into 1,000,000,000 Shares consisting of (i) 840,000,000 Class A ordinary shares of a par value of $0.00025 each, (ii) 60,000,000 Class B ordinary shares of a par value of $0.00025 each, and (iii) 100,000,000 shares of a par value of US$0.00025 each of such class or classes (however designated) as the board of directors of the Company may determine, of which (A) [100,628,746 minus shares cancelled before the Effective Time] Class A ordinary shares were issued and outstanding, and (B) 50,892,198 Class B ordinary shares, all of which are held by Parent, were issued and outstanding.

(f)	At the Effective Time the authorised share capital of the Surviving Company shall be $50,000 divided into 200,000,000 Shares consisting of (i) 140,000,000 Class A ordinary shares of a par value of $0.00025 each, and (ii) 60,000,000 Class B ordinary shares of a par value of $0.00025 each, of which 100,628,746 Class A ordinary shares and 50,892,198 Class B ordinary shares shall be in issue credited as fully paid.

2.	Effective Time

The Merger shall take effect on [insert date] (the “Effective Time”).

3.	AUTHORISED AND ISSUED SHARE CAPITAL OF THE SURVIVING COMPANY

(a)	At the Effective Time:

(i)	all [insert the number of shares acquired in the tender offer and held by Parent] Class A ordinary shares held by Parent in the Company and the one Parent Ordinary Share held by Super ROI in Parent that were issued and outstanding immediately prior to the Effective Time shall be converted into 100,628,746 Class A ordinary shares of the Surviving Company, all of which shall be registered in the name of Super ROI, being the sole shareholder of Parent immediately prior to the Effective Time;

(ii)	all 50,892,198 Class B ordinary shares held by Parent in the Company that were issued and outstanding immediately prior to the Effective Time shall be converted into 50,892,198 Class B ordinary shares of the Surviving Company, all of which shall be registered in the name of Super ROI, being the sole shareholder of Parent immediately prior to the Effective Time;

(iii)	each Class A Ordinary Share in the Company issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be cancelled in exchange for the right to receive $2.00 in cash per Class A Ordinary Share without interest; and

(iv)	other than the Class A ordinary shares and the Class B ordinary shares held by Parent in the Company, which shall be converted in accordance with sub-paragraphs (i) and (ii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration.

(b)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Memorandum and Articles of Association of the Surviving Company in the form attached hereto as Annex 2.

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4.	Memorandum of Association and Articles of Association OF THE SURVIVING COMPANY

The Memorandum of Association and Articles of Association in the form attached hereto as Annex 2 shall be the Memorandum of Association and Articles of Association of the Surviving Company at and after the Effective Time.

5.	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

6.	Director of the Surviving Company

(a)	The name and address of the sole director of the Surviving Company is:

NAME	ADDRESS

[CHEN Ou]	[No.1, 21st Floor, Unit 1, Block 2, Consulate Road, Wuhou District, Chengdu, Sichuan Province, People’s Republic of China]

(b)	No director of either Constituent Company will be paid any amounts or receive any benefits consequent upon the Merger.

7.	Secured Creditors

(a)	The Company has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

(b)	[Super ROI has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger other than the share charge/mortgage dated [insert charge date] over the one Parent Ordinary Share held by the Super ROI in the Parent and granted in favour of Tiga Investments Pte. Ltd. (“Tiga”). Tiga has consented to the Merger.]

8.	TERMINATION

At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the Boards of Directors of both Parent and the Company.

9.	APPROVAL AND AUTHORIZATION

This Plan of Merger has been approved by the Boards of Directors of both Parent and the Company pursuant to section 233(7) of the Companies Law.

10.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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11.	GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Jumei Investment Holding Limited:	)
)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of Jumei International Holding Limited:	)
)
	)	Director
)
	)	Name:
)
)

[Signature Page to Plan of Merger]

ANNEX 1

AGREEMENT AND PLAN OF MERGER

[Annex 1 to Plan of Merger]

ANNEX 2

FORM OF

MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY

[Annex 2 to Plan of Merger]